Mail Stop 0510

      March 11, 2005

By U.S. Mail and facsimile to (201) 842-6014

Mr. John Bingman
Chief Financial Officer
CCA Industries, Inc
200 Murray Hill Parkway
East Rutherford, NJ 07073

Re:	CCA Industries, Inc.
Form 10-K for the year ended November 30, 2004
File No. 1-31643


Dear Mr. Bingman:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Form 10-K for the year ended November 30, 2004

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings beginning with your next Form 10-Q.


Commission File Number

2. Please note that the registrant current Commission file number is
1-31643. That number was assigned at the time the company registered its common stock under section 12(b) on March 18, 2003. Please use the correct file number on the cover page of future reports.

Independent Registered Public Accountant

3. We note that your independent accountant, Sheft Kahn & Company LLP is duly registered and in good standing to practice in New York. However, Sheft Kahn & Company LLP is not currently licensed in New Jersey where your company is located. Tell us why you selected a New
York based accounting firm to audit the financial statements of a New
Jersey based company. Tell us if the audit was physically performed in New York or New Jersey. Also, confirm to us that the operation and assets of your company are physically located in New Jersey. Please note that it is your responsibility to provide financial statements audited by an auditor who meets the requirements of Rule
2-01(a) of Regulation S-X. Tell us how you have met the requirements of Rule 2-01(a) of Regulation S-X. Also tell us what consideration you have to New Jersey state laws governing audits of New Jersey companies performed by accountants who are licensed by other states.

Item 4. Submission of Matters to a Vote of Security Holders, page
7

4. We note that your disclosures regarding the voting results of the last annual meeting held on June 16, 2004 were not included in the Form 10-Qs that you filed subsequent to the date of the meeting. Please ensure that this situation does not occur in future filings.
That is, please include any disclosures regarding voting results on a timely basis.

Item 6. Selected Financial Data, page 10

5. We note that you have separately presented "special charges" in your table of selected financial data. Such presentation is not consistent with the guidance of Item 301 of Regulation S-K.
Please
revise accordingly in future filings.

6. Please revise future filings to include cash dividends declared per share in each period. See Item 301 of Regulation S-K.
Management`s Discussion and Analysis, page 11

7. Please expand your discussion to address the following:

* Provide a more in-depth discussion of underlying reasons for changes in key financial measures. For example, provide a narrative discussion and analysis of the extent to which such increases are attributable to increases in prices or to increases in volume or amount of goods being sold or to the introduction of new products.

* Provide a discussion of prospective matters that may affect your business including the impact of known material trends and uncertainties. Include information that will enable an investor to understand the company`s future prospects.

* In your liquidity and capital resources discussion, provide an enhanced analysis and explanation of the sources and uses and material changes in particular items underlying the major captions reported in the financial statements rather than just reciting the changes in items reported in the cash flow statement.

* With respect to your portfolio of short and long-term marketable securities, provide a discussion in your liquidity and capital resources section of your investment policies and objectives, including the policy on investment concentrations, degree of risk, and investment grade.

Note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003.

Contractual Obligations, page 13

8. Please include any open purchase orders on your chart of obligations. If no such purchase orders exist, please state so.
Reference Regulation S-K, Item 303 (A)(4).

Item 10. Directors and Executives Officers of the Registrant, page
18

9. Please clarify for us the position of Drew Edell. He is currently listed as a director in Item 10. However, this disclosure is inconsistent with that of Item 4 and the signature page. Please ensure that all directors have been properly identified.

Item 13. Certain Relationships and Related Transactions, page 28

10. In future filings, please ensure that all significant related party transactions, such as your repurchase of common stock shares from David Edell and Ira W. Berman, are disclosed in a note to the financial statements.



Item 15. Exhibits, page 29

11. Please tell us more about your arrangements with your suppliers and principal customers. Do you have formal agreements with these parties? If so, how did you determine that the agreements did not need to be filed as exhibits? In addition, we note that you have filed the license agreement with Alleghany Pharmcal. Please tell us how you determined that no other license arrangements needed to be filed.

Consolidated Statement of Shareholders` Equity, page 6

12. Please clarify for us certain amounts on your Statement of Shareholders Equity. Specifically, tell us the following:

* The Statement of Shareholders Equity reports that 131,827 shares of common stock were issued while your option rollforward indicated that
138,000 options were exercised for shares of common stock. Please explain this disparity.
* What does the $995,440 listed as dividends declared relate to - the cash dividend or the stock dividend?
* Please tell us exactly how many shares were issues in the stock dividend and how much was paid out in the cash dividend. In addition, tell us how these amounts tie into the Statement of Shareholders Equity. Reference Chapter 7 of ARB 43.

13. Supplementally tell us what the pertinent rights and privileges are of your Class A Common Stock. Reference SFAS No. 129. Please ensure that this disclosure in included in future filings.

Note 2. Summary of Significant Accounting Policies, page 8

Advertising Costs, page 11

14. We note that you expense your advertising costs
proportionately
over the interim periods based on total expected costs.  Please tell
us more about the nature of these costs and how you determined that
the benefits of the expenditures clearly extend beyond the interim period in which they are made. Reference paragraph 16 (d) of APB 28 and SOP 93-7.

Note 5. Intangible Assets, page 12

15. Please tell us about the nature of your trademarks and how you determined that a 15-17 year useful life was appropriate.

Note 9. Stock Options, page 21

16. Please detail for us the underlying facts and circumstances you considered in formulating your assumptions for the average expected life and expected volatility used to estimate the fair value of your options. In your response, please include a discussion of why in fiscal 2004 you determined that the expected life of your options was
7 years while it appears that the contractual life is 5 years.

17. Tell us why there is no proforma effect of recognizing compensation expense in accordance with FAS 123 for fiscal 2003 and
2002.  We note that your 10-KA for the year ended November 30,
2004
does have a proforma compensation expense recognized. Please explain this disparity.

18. We note that you have repriced or extended the term of several option grants. Please tell us how you have accounted for these modifications. Reference FASB Interpretation No. 44.

19. Please revise your disclosures in order to present all of the necessary disclosures required by paragraphs 47 and 48 of SFAS No.
123.  Specifically, please disclose the following:
* The weighted average exercise price for the options granted during a given year
* The weighted average remaining contractual life of options outstanding
* The number and weighted-average exercise price of options currently exercisable

Note 12. Commitments and Contingencies, page 27

20. Please tell us, with a view towards future disclosure, what your total royalty costs were by licensor for each year an income statement was presented and where these costs were classified.

21. Please expand for us on the current status of the suits being brought against you related to phenylpropanolamine. For the suit that is currently being defended, have you concluded that it is reasonably possible that the outcome of the claim may be unfavorable to you? If so, what do you estimate the possible loss, or range of loss to be? In addition, please tell us who your insurance carrier is and what portion of your estimated loss would be covered. For the suit that is currently in the process of being settled, when do you expect the settlement to be complete? Finally, what is the likelihood that any of the suits dismissed with prejudice will be introduced?

22. We note that your leases for warehouse and office space include a rent escalation clause. It appears that you are expensing the lease payments as they are incurred. Please tell us what consideration you gave to recognizing the total lease expense on a straight line basis over the expected lease term. Reference SFAS 13 and FTB 85-3.

Note 15. Earnings Per Share, page 30

23. Please disclose the amount of any options that were excluded from the calculation of diluted EPS because to include them would cause anti-dilution. See paragraph 40.c. of SFAS 128.
Schedule II, page 31

24. Please tell us how the accounts receivable allowance totals on
Schedule II reconcile to the amounts on the balance sheet. We note that the allowance at November 30, 2003 of $895,723 agrees with the information in Schedule II. The amounts at November 30, 2004 do not appear to agree. We also note that the chronological order in which the allowance on the face of the balance sheet is presented is not consistent with the order in which the accounts receivable balance is shown. Please revise, as necessary.

25. We note that your accounts receivable allowance has decreased significantly. Please tell us supplementally why this has happened and ensure your Management`s Discussion and Analysis in future filings adequately addresses this significant change in management`s estimate.

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




     If you have any questions regarding these comments, please direct them to Patricia Armelin, Staff Accountant, at (202) 824-
5563,
Nathan Cheney at (202) 942-1804 or, in their absence, to the undersigned at (202) 824-5373.


      Sincerely,




      John Cash
      Accounting Branch Chief


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Mr. John Bingman
March 11, 2005
Page 1 of 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE